American Apparel, Inc. 747 Warehouse Street Los Angeles, CA 90021 Tel: (213) 488-0226 Fax: (213) 225-1216 www.americanapparel.net

November 8, 2011

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Apparel, Inc.
Registration Statement on Form S-1
Filed August 30, 2011
File No. 333-176547

Dear Mr. Reynolds:

On behalf of American Apparel, Inc. (the “Company”), I am writing to respond to the comment letter of the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”), dated September 23, 2011, relating to the Company’s Registration Statement on Form S-1 (File No. 333-176547) (the “Registration Statement”) originally filed with the SEC on August 30, 2011 in connection with the registration for resale of up to 43,219,679 shares of the Company’s common stock (“Common Stock”) by the selling stockholders named in the Registration Statement (collectively, the “Selling Stockholders”).

The Company has revised the Registration Statement in response to Staff’s comments and, concurrently with this letter, is filing a Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which incorporates the revisions discussed in this letter and makes certain updates to the Registration Statement.

Set forth below are the responses to the comments raised in your letter. For your convenience, we have repeated each of your numbered comments followed by our responses. All references in this letter to page numbers and captions correspond to the page numbers and captions in Amendment No. 1. References throughout this letter to “we,” “us” and “our” are to the Company.

General

1.

We note the large size of your resale offering, including a principal stockholder, Dynamic Power Hedge Fund, and that the shares were issued in April 2011. It appears that your offering may be an indirect primary offering, where the offering is being conducted by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C

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November 8, 2011

under the Securities Act. For these sales to occur “at the market,” the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an “at the market” offering by the selling shareholders is not permissible. As a result, it appears you should set a fixed price for the duration of the offering at which selling security holders will offer and sell the common stock in the proposed offering. Please revise the prospectus accordingly or provide us a detailed legal analysis why you believe your offering qualifies as a secondary offering. Please refer to Compliance and Disclosure Interpretations 612.09 for guidance.

For the reasons set forth below, the Company respectfully submits to Staff that the proposed resale of shares by the Selling Stockholders as contemplated in the Registration Statement is not an indirect primary offering where the offering is being conducted by or on behalf of the Company for purposes of Rule 415(a)(4) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has reviewed Staff’s historical guidance as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

C&DI 612.09 states in relevant part, “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We address each of the above factors in the analysis below. In our view, based on a review of all of the factors, the Staff should consider the proposed resale of shares by the Selling Stockholders as contemplated by the Registration Statement as a valid secondary offering.

Background

As previously disclosed in the Company’s Current Report on Form 8-K, filed with the SEC on April 28, 2011, the Company is party to a Purchase and Investment Agreement, dated as of April 21, 2011 (the “Investor Purchase Agreement”) with 15 investors, and on April 26, 2011 (the “Closing Date”), closed the transactions thereunder. Pursuant to these transactions, (1) the Selling Stockholders purchased from the Company 15,776,506 initial shares of Common Stock (the “Initial Shares”) at a price of $0.90 per share, and (2) the Selling Stockholders were provided with a right to acquire up to an additional 27,443,173 shares of Common Stock (such rights, the “Purchase Rights” and, such shares, the “Purchase Right Shares”) at a price of $0.90

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November 8, 2011

per share, within 180 days of such issuance, subject to certain customary anti-dilution adjustments.

As previously disclosed in the Company’s Current Reports on Form 8-K, filed with the SEC on July 8, 2011 and July 13, 2011, certain of the Selling Stockholders exercised Purchase Rights and acquired a total of 8,406,163 Purchase Right Shares on July 7, 2011 and July 12, 2011. On October 23, 2011, the remaining Purchase Rights to purchase in the aggregate up to 19,037,010 additional Purchase Right Shares expired unexercised. Accordingly, Amendment No. 1 reduces the number of shares of Common Stock being registered from 43,219,679 shares to 24,182,669 shares (the “Shares”).

The Shares were issued in a private placement exempt from registration under the Securities Act and constitute restricted securities under the Securities Act.

Pursuant to the Investor Purchase Agreement, the Selling Stockholders were granted one demand registration right with respect to the Initial Shares and one additional demand registration right if they exercised Purchase Rights and purchased Purchase Right Shares, in each case, exercisable by the Selling Stockholders upon notice to the Company after the four-month anniversary of the Closing Date on the terms set forth in the Investor Purchase Agreement. The Company filed the Registration Statement on August 30, 2011 in response to a demand registration notice received from the Selling Stockholders under the Investor Purchase Agreement.

Factor 1: How Long the Selling Shareholders Have Held the Shares

The 24,182,669 Shares to be registered for resale under the Registration Statement, include (i) 15,776,506 Initial Shares issued to the Selling Stockholders on April 26, 2011 and (ii) 8,406,163 Purchase Right Shares acquired on July 7, 2011 and July 12, 2011. Thus, as of the date of this letter, the 15,776,506 Initial Shares have been held by the Selling Stockholders for over six months and the 8,406,163 Purchase Right Shares have been held by the Selling Stockholder for over three months. Each of such issuances of Common Stock was made in a bona fide private placement exempt from registration under Section 4(2) of the Securities Act. As described below, the Selling Stockholders made customary investment and private placement representations in the Investor Purchase Agreement.

We believe that the Staff’s guidance on secondary offering registration as set forth in the Securities Act Rules Compliance and Disclosure Interpretations Question 116.19 (“C&DI 116.19”) which clarifies that, under the circumstances set forth therein, a valid secondary offering may occur immediately following the closing of a private placement without the satisfaction of any required holding period, is instructive on the issue of registration of the Shares: “In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is

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not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock.”

As of the date of this letter, the Selling Stockholders have held the 15,776,506 Initial Shares and the Purchase Rights for approximately six months and the 8,406,163 Purchase Right Shares for over three months. In addition, due to the historically limited trading volume in the Common Stock (average three-month volume as of the date of this letter of less than 400,000 shares), the Company believes that the Selling Stockholders likely would need to continue to bear the market risk of a significant portion of their investment because it could be difficult for them to sell such a large number of shares into the public market without significantly reducing the price that they would receive. Further, the timing of the filing of the Registration Statement was determined by the Selling Stockholders, pursuant to their demand registration request under the Investor Purchase Agreement, and not by the Company.

Factor 2: The Circumstances Under Which the Selling Shareholders Received Their Shares

As described above, the Selling Stockholders acquired their respective Shares in bona fide private placement transactions pursuant to an exemption from registration under Section 4(2) of the Securities Act.

In the Investor Purchase Agreement, each Selling Stockholder made customary investment and private placement representations to the Company, including that such Selling Stockholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the Shares pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the Shares to any person, (iii) will not sell or otherwise dispose of any of the Shares, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment and (v) was able to bear the economic risk of an investment in the Shares and able to afford a complete loss of such investment.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and

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selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s Common Stock) by or on behalf of the Selling Stockholders have or will take place if the Registration Statement is declared effective. To do so would violate the detailed representations and covenants made by them in the Investor Purchase Agreement.

Factor 3: The Selling Shareholders’ Relationship to the Company

The Company’s understanding is that Selling Stockholders are comprised of private investment funds and individual investors. None of the Selling Stockholders has any representative on the Company’s board of directors, nor do any of the Selling Stockholders have any special contractual rights as stockholders of the Company under any stockholders’ or similar agreement.

Furthermore, none of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature and amount of resales of such Shares following the effectiveness of the Registration Statement or whether such Shares are even resold at all under the Registration Statement. The registration rights granted to the Selling Stockholders in the Investor Purchase Agreement are traditional registration rights and are not indicative of any desire of the Selling Stockholders to sell or distribute Shares on behalf of the Company, or at all. The Selling Stockholders negotiated for the customary registration rights set forth in the Investor Purchase Agreement for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. In addition, the Company will not receive any of the proceeds from any resale of the Shares by the Selling Stockholders under the Registration Statement.

Factor 4: The Amount of Shares Involved

As of September 30, 2011, the Company had 103,322,163 shares of Common Stock outstanding. The Shares being registered for resale under the Registration Statement include shares held by 15 separate stockholders. The (i) 15,776,506 Initial Shares issued to the Selling Stockholders on April 26, 2011 and (ii) 8,406,163 Purchase Right Shares acquired on July 7, 2011 and July 12, 2011 collectively represent approximately 23% of the Company’s outstanding shares as of September 30, 2011.

The Selling Stockholder with the largest number of shares to be registered in the Registration Statement, Dynamic Power Hedge Fund, beneficially owns 12,381,667 shares of Common Stock, representing approximately 12% of the Common Stock outstanding as of September 30, 2011.

Regardless of percentage, it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09, and is not controlling.

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Moreover, the Company has reviewed various historical guidance from Staff, including the Securities Act Rules Compliance and Disclosure Interpretations Question 612.12, which states, “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

The above historical guidance from Staff illustrates that even a single, large stockholder can effect a valid secondary offering of shares, even where the stockholder’s ownership percentage in the issuer is well in excess of the approximately 12% held by Dynamic Power Hedge Fund. Moreover, the Shares covered by the Registration Statement consist of shares held by 15 separate Selling Stockholders, and not by one large Selling Stockholder.

Factor 5: Whether the Selling Shareholders are in the Business of Underwriting Securities

The Selling Stockholders are comprised of private investment funds and individual investors. The Company has been advised that only one of the 15 Selling Stockholders (Dynamic Power Hedge Fund) is an affiliate of a broker-dealer and that none of the Selling Stockholders is a broker-dealer. The Company has no relationship with such broker-dealer affiliate of such Selling Stockholder, and such affiliate was not involved in the negotiation of the Investor Purchase Agreement. To the Company’s knowledge, none of the Selling Stockholders is in the business of underwriting securities. Additionally, the issuance of Shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholders’ ability to resell the shares.

The facts indicate that the Selling Stockholders made a fundamental decision to invest in the Company. As a condition to making their investment, the Selling Stockholders required that the Company’s Chairman and Chief Executive Officer receive additional shares of Common Stock as anti-dilution protection if the market price of the Common Stock exceeds certain thresholds over specified time periods commencing in April 2012. This is additional evidence that the Selling Stockholders are longer term investors not seeking to distribute the Shares on behalf of the Company.

Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor 6: Whether Under All the Circumstances it Appears that the Selling Shareholders are Acting as a Conduit for the Company

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. The Selling Stockholders acquired the Initial Shares over six months ago, and the Purchase Right Shares more than three months ago, each in a bona fide private placement transaction in which they made the typical investment and private placement representations to the Company. Since such time, the Selling Stockholders have borne the full economic risk of ownership of their

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Shares, and likely will continue to do so for a significant period of time given the historically low trading volume and price volatility of the Common Stock. To the Company’s knowledge, the Selling Stockholders are comprised of 15 private investment funds and individual investors, not involved in the business of underwriting securities. None of the Selling Stockholders is acting on behalf of the Company with respect to the Shares being registered for resale under the Registration Statement, and, moreover, the timing of the filing of the Registration Statement was determined by the Selling Stockholders, pursuant to their request under the Investor Purchase Agreement, and not by the Company.

For the reasons described above, the Company respectfully submits to Staff that the proposed resale of the Shares by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

Selling Stockholders, page 9

2.	Please disclose the control person(s) of the selling stockholders that are not natural persons. In addition, other than for Dynamic Power Hedge Fund, please revise to clarify whether any of these entities are broker-dealers or affiliates of broker-dealers.

We have revised the disclosure as requested. Please see pages 10 and 11 of Amendment No. 1.

Other

3.	For Dynamic Power Hedge Fund, please revise your prospectus to clarify whether it purchased its securities in this offering in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute the securities when it originally acquired the shares.

We have revised the prospectus as requested. Please see page 10 of Amendment No. 1.

* * * * *

As requested, the Company hereby acknowledges that:

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•

the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission

November 8, 2011

Please contact me at (213) 488-0226, extension 1412 should you require further information.

Very truly yours,

AMERICAN APPAREL, INC.

By:	/s/ Glenn A. Weinman
Name:	Glenn A. Weinman
Title:	Senior Vice President, General Counsel and Secretary

cc:	Dov Charney, Chairman and Chief Executive Officer

Pamela Howell, Securities and Exchange Commission

Edwin Kim, Securities and Exchange Commission

David Eisman, Skadden, Arps, Slate, Meagher & Flom LLP